

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Donald Allan, Jr.
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re: Stanley Black & Decker, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2021**
> **Response dated June 10, 2021**
> **File No. 001-05224**

Dear Mr. Allan, Jr.:

We have reviewed your June 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

Form 10-K for the Fiscal Year Ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note J - Capital Stock, page 93

1. We continue to evaluate your response to prior comment 1 and may have additional comments.

Earnings Per Share, page 93

2. We note your disclosure on page 77 that diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive. We also note pursuant to the terms of both your May 2017 and November 2019 equity units, that in the event of an unsuccessful remarketing of the convertible preferred stock,

the holder is deemed to have automatically delivered shares of the convertible preferred stock in full satisfaction of the holders obligation to pay the purchase price for the shares to be issued under the related stock purchase contracts. As it relates to the May 2017 and November 2019 equity units, please tell us how, at inception, you concluded that a successful remarketing of the convertible preferred stock was probable. Please refer to the guidance in ASC 260-10-55-9.

3.   We note that in May 2020, you successfully remarketed the Series C preferred stock, and the remarketing caused an increase in the dividend rate and a reset of the conversion rate, as more fully discussed in your 8-K filed May 15, 2020. In evaluating how, at inception, you concluded that a successful remarketing of the convertible preferred stock was probable, please tell us how you evaluated the likely magnitude of the modifications to the preferred stock terms that would be required to result in a successful remarketing. Please refer to the guidance in ASC 470-50-40-10 through 12.

You may contact Heather Clark at (202) 551-3624 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing